Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	Fiscal years ended June 30,
	2018	2017	2016	2015	2014
Earnings
Income from continuing operations before income tax benefit (expense)	$4,410	$4,689	$4,154	$9,847	$5,189
Add
Equity losses (earnings) of affiliates	138	41	34	(904)	(622)
Cash distributions received from affiliates	235	186	351	352	358
Fixed charges, excluding capitalized interest	1,341	1,301	1,264	1,303	1,267
Amortization of capitalized interest	20	23	26	30	40

Total earnings available for fixed charges	$6,144	$6,240	$5,829	$10,628	$6,232
Fixed charges
Interest on debt and finance lease charges	$1,248	$1,219	$1,184	$1,198	$1,121
Capitalized interest	40	20	24	26	28
Interest element on rental expense	93	82	80	105	146

Total fixed charges	$1,381	$1,321	$1,288	$1,329	$1,295

Ratio of earnings to fixed charges	4.4	4.7	4.5	8.0	4.8